1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 9, 2012	By /s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

UPDATE REGARDING THE MERGER OF

YANCOAL AUSTRALIA LIMTED AND

GLOUCESTER COAL LIMTED

On 8 March 2012, the Company and Yancoal Australia obtained the conditional approval from the Treasury of Australia in relation to the merger of Yancoal Australia and Gloucester. The approval supersedes the approval obtained by the Company from the Treasury of Australia in relation to its acquisition of Felix on 23 October 2009.

Reference is made to the announcement of the Company dated 22 December 2011 in respect of the merger of Yancoal Australia Limited and Gloucester Coal Limited (the “Announcement”). Terms used herein shall have the same meaning given to them in the Announcement.

On 8 March 2012, the Company and Yancoal Australia obtained the conditional approval of the Treasury of Australia in relation to the merger of Yancoal Australia and Gloucester. In order to obtain the approval, the Company and Yancoal Australia will undertake to meet a series of conditions. The undertakings will supersede the undertakings given by the Company and Yancoal Australia to the Treasury of Australia in relation to the acquisition of Felix Resources Limited (“Felix”, which is now known as Yancoal Resources Limited) in 2009.

The Company’s and Yancoal Australia’s undertakings

The Company and Yancoal Australia will undertake that:

1.	Felix (other than the Excluded Felix Assets) and Austar Coal Mine Pty Limited (ACN 111 910 82) will continue to be owned by and publicly acknowledged as being owned by Yancoal Australia;

2.	Gloucester will be owned by and publicly acknowledged as being owned by Yancoal Australia;

3.	Yancoal Australia will remain headquartered and continue to be operated managed in Australia by a predominantly Australian management and sales team, with:

(a)	Yancoal Australia, and any of its operating subsidiaries:

(i)	each having at least two directors whose principal place of residence is in Australia, one of whom will be independent of the Company and its related entities;

(ii)	the Chief Executive Officer and Chief Financial Officer having their principal place of residence in Australia; and

(iii)	the majority of the board meetings in any calendar year being held in Australia.

(b)	an annual financial report in accordance with section 295 of the Corporations Act 2001 together with an annual directors’ report being lodged with the Australian Securities and Investments Commission (ASIC) and being made accessible to the Australian public on Yancoal Australia’s website.

4.	Yancoal Australia will continue to be operated according to commercial objectives, including the maximisation of product prices and long-term profitability and value, with production sold on an arms-length and non-discriminatory basis to all customers at prices determined by reference to international benchmarks in line with market practice;

The Company’s undertakings

The Company will also undertake that it will:

1.	not later than the 31 December 2012:

(a)	list Yancoal Australia on the Australian Securities Exchange; and

(b)	quarantine the voting rights of any shares that it holds above 70% in the listed Yancoal Australia, so that the votes attaching to each such share are cast in the same proportions on any resolutions as the votes cast on that resolution by shareholders other than the Company.

2.	not later than 31 December 2013, reduce the Company’s economic ownership of:

(a)	Felix’s underlying assets (as at the time of acquisition of Felix by Yancoal Australia other than Excluded Felix Assets) to no more than 50% and from then on to not exceed 50%; and

(b)	Yancoal Australia to less than 70% and from then on not to exceed 70%.

Undertakings relating to Premier and Syntech Assets and Felix Exploration Assets

The Company will also undertake that it will:

1.	prior to or at the time of implementation of the merger of Yancoal Australia and Gloucester, enter into one or more agreements which will result in:

(a)	the Premier and Syntech Assets being operated and managed by Yancoal Australia.

(b)	Yancoal Australia being provided with the first right of refusal to acquire any of the Felix Exploration Assets.

2.	reduce its interest in the Premier and Syntech Assets to less than 70% on or before 31 December 2014. This can be achieved either by transferring the Premier and Syntech Assets to the listed Yancoal Australia (subject to compliance with corporate governance, regulatory and legal requirements applicable to Yancoal Australia and the Company) or by any other means, so long as either option is achieved by 31 December 2014. Prior to or at the time of the implementation of the merger of Yancoal Australia and Gloucester, the Company will enter into an agreement with Yancoal Australia in relation to the first alternative (to avoid doubt, this agreement will not operate if the reduction occurs under the second alternative).

Premier and Syntech Assets consist of Syntech Holdings Pty Limited, Syntech Holdings II Pty Limited, Premier Coal Limited and the assets that own the Cameby Downs coal mine and the Premier coal mine. Felix Exploration Assets consist of Tonford Pty Limited, Athena Coal Pty Limited and their associated assets and the Wilpeena tenements and associated assets.

3.	The Company will seek the Treasurer’s approval to vary this condition if the Company considers that economic conditions or other factors potentially mean it could not be met.

The Chief Executive Officer of Yancoal Australia will provide a report to the Foreign Investment Review Board (FIRB) on compliance with these conditions annually or as required.

The Merger remains conditional upon the fulfillment or waiver of a number of the remaining Conditions, including but not limited to, approvals of relevant governmental bodies and regulatory authorities in the PRC and Australia, the stock exchanges on which the shares of the Company and Gloucester are listed, the Australian Court and Gloucester Shareholders.

Depending upon, among other things, fulfilment of the Conditions, there is a possibility that the Merger may not be successfully completed. Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the board of directors Yanzhou Coal Mining Company Limited Li Weimin Chairman of the Board

Zoucheng, Shandong Province, the PRC

9 March 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC